Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

October 3, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo
Ivan Griswold
Craig Wilson
David Edgar

Re:	Coupa Software Incorporated
Registration Statement on Form S-1 (File No. 333-213546)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Coupa Software Incorporated (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 5, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 22, 2016:

(i)	Dates of distribution: September 22, 2016 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 6
(iii)	Number of prospectuses furnished to investors: approximately 1,160
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 525

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. Acting severally on behalf of themselves and the several Underwriters
MORGAN STANLEY & CO. LLC

By:	/s/ Rohan Mehra
Name: Rohan Mehra Title: Vice President
J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain Title: Head of TMT ECM - Managing Director
BARCLAYS CAPITAL INC.

By:	/s/ Steven Markovich
Name: Steven Markovich Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]